UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 66881, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On July 23, 2013, Ellomay Capital Ltd. (the “Company”), in an effort to increase the “public float”1 of its outstanding shares in connection with the possible listing of the Company’s shares on the Tel Aviv Stock Exchange, entered into a transaction with a shareholder that holds approximately 8% of the Company’s outstanding shares (the “Shareholder”). Pursuant to the transaction, the Shareholder agreed to hold no more than 4.99% of the Company’s outstanding shares for a period of one year and, subject to and following the sale by the Shareholder of approximately 3% of the Company’s outstanding shares to unrelated third parties, the Company undertook to issue the Shareholder a two-year warrant to acquire the same number of shares (the “Warrant” and the “Warrant Shares”). The exercise price for the Warrant Shares will be the price per share received by the Shareholder for the shares the Shareholder sells prior to the issuance of the Warrant minus related expenses and subject to certain adjustments, and the Warrant may only be exercised via cashless exercise methods described in the Warrant. In addition, during the first 12 months following the issuance of the Warrant, the Warrant cannot be exercised by the Shareholder if the exercise will result in the Shareholder beneficially holding in excess of 4.99% of the Company’s outstanding shares. The Shareholder was also provided with certain registration rights in the event Rule 144 is not available for the resale of the Warrant Shares following a certain holding period of the Warrant and/or the Warrant Shares. The Company cannot at this point predict when and if the Shareholder will succeed in reducing his holdings in the Company’s shares to 4.99% and, if so, at what price, and whether the Company will list its shares on the Tel Aviv Stock Exchange.

Information Relating to Forward-Looking Statements

This report may contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the Company’s forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including volatility in the market. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

1 “public float” generally refers to shares held by shareholders who are not officers, directors or principal shareholders.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: July 24, 2013

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